

VIA FACSIMILE AND U.S. MAIL

April 3, 2009

Henry G. Schopfer, III
Chief Financial Officer
PMFG, Inc.
14651 North Dallas Parkway, Suite 500
Dallas, Texas 75254

      RE: **PMFG, Inc.**
              Form 10-K for Fiscal Year Ended June 30, 2008
              Forms 10-Q for Fiscal Quarters Ended September 30, 2008 and
              December 31, 2008
              File No. 1-34156

Dear Mr. Schopfer:

We have reviewed your letter filed March 27, 2009 and have the following comment. Where indicated, we think you should revise your disclosures in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

FORM 10-K FOR THE YEAR ENDED JUNE 30, 2008

Financial Statements

Compensation Program Review, page 87

1. We note your response to comment 6 of our March 2, 2009 letter. However, it appears that you are using compensation data about other companies, either wholly or in part, as a reference point on which to base, justify, or provide a framework for a compensation decision. In future filings, to the extent you utilize a similar process, please identify the peer group of companies. Please refer to Question 118.05 of the Division's Compliance & Disclosure Interpretations.

* * * *

   Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

   You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or, in his absence, Craig E. Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, the undersigned at (202) 551-3689, if you have questions regarding comments on the financial statements and related matters.

          Sincerely,

          John Hartz
          Senior Assistant
          Chief Accountant